UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VERVE THERAPEUTICS, INC.

(Name of Subject Company)

VERVE THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

92539P101

(CUSIP Number of Class of Securities)

Sekar Kathiresan, M.D.

Chief Executive Officer

Verve Therapeutics, Inc.

201 Brookline Avenue, Suite 601

Boston, Massachusetts 02215

(617) 603-0070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Krishna Veeraraghavan, Esq. Benjamin Goodchild, Esq. Paul, Weiss, Rifkind, Wharton & Garrison, LLP 1285 Sixth Avenue New York, New York 10019 (212) 373-3000	Andrew D. Ashe President, Chief Operating Officer and General Counsel Verve Therapeutics, Inc. 201 Brookline Avenue, Suite 601 Boston, Massachusetts 02215 (617) 603-0070

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents related to the proposed acquisition of Verve Therapeutics, Inc., a Delaware corporation (the “Company”), by Eli Lilly and Company, an Indiana corporation (“Parent”), and Ridgeway Acquisition Corporation, a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser”), pursuant to an Agreement and Plan of Merger, dated as of June 16, 2025, by and among the Company, Parent and Purchaser (the “Merger Agreement”):

1.

Exhibit 99.1: Joint Press Release issued by the Company and Parent on June 17, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2025 (File No. 001-40489).

2.	Exhibit 99.2: Email from Sekar Kathiresan, M.D., Chief Executive Officer of the Company, sent to the Company’s employees, dated June 17, 2025.

3.	Exhibit 99.3: Postings by the Company, via LinkedIn and X on June 17, 2025.

4.	Exhibit 99.4: Postings by Sekar Kathiresan, M.D., Chief Executive Officer of the Company, via LinkedIn and X on June 17, 2025.

5.	Exhibit 99.5: Analyst/Investor Courtesy Letter, dated June 17, 2025.

Items #1-5 listed above were first used or made available on June 17, 2025. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2025 (including all exhibits attached thereto) is incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer (the “Offer”) for all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (“Shares”) has not yet commenced. This filing is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Offer materials that Eli Lilly and Company (“Parent”) and Ridgeway Acquisition Corporation (“Purchaser”) will file with the Securities and Exchange Commission upon commencement of the Offer. A solicitation and offer to buy Shares will only be made pursuant to the Offer materials that Parent and Purchaser intend to file with the Securities and Exchange Commission. At the time the Offer is commenced, Parent and Purchaser will file Offer materials on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the Securities and Exchange Commission with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER. The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of the Company at no expense to them at the Company’s website at www.vervetx.com and (once they become available) will be mailed to the Company’s stockholders free of charge. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference herein. The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the Securities and Exchange Commission’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, Parent and the Company file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read any reports, statements or other information filed by Parent and the Company with the Securities and Exchange Commission for free on the Securities and Exchange Commission’s website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties, including statements regarding the proposed acquisition of the Company by Parent, potential contingent consideration amounts and terms, the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition. All statements, other than statements of historical facts, contained in this communication, including statements regarding the Company’s strategy, future operations, future financial position, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in, or implied by, such forward-looking statements. These risks and uncertainties include, but are not limited to, the proposed acquisition of the Company; risks associated with the Company’s limited operating history; the Company’s ability to timely submit and receive approvals of regulatory applications for its product candidates; advance its product candidates in clinical trials; initiate, enroll and complete its ongoing and future clinical trials on the timeline expected or at all; correctly estimate the potential patient population and/or market for the Company’s product candidates; replicate in clinical trials positive results found in preclinical studies and/or earlier-stage clinical trials of VERVE-101, VERVE-102, and VERVE-201; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; raise the substantial additional capital needed to achieve its business objectives; filings and approvals relating to the proposed acquisition of the Company; prospective benefits of the proposed acquisition of the Company; the expected timing of the completion of the proposed acquisition of the Company; uncertainties as to the timing of the Offer and the completion of the proposed acquisition of the Company; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the fact that the completion of the proposed acquisition requires antitrust clearance and the satisfaction of other closing conditions not within the Company’s control and which may not be satisfied or waived; the risk that the proposed acquisition is not consummated in a timely manner or at all; the effects of the proposed acquisition (or the announcement thereof) on the trading price of the Company’s Common Stock; the effect of the proposed acquisition and the public announcement of the proposed acquisition on the Company’s operations and the Company’s relationships with suppliers, business partners, management and employees; the Company’s ability to attract and retain key personnel or other employees; the risk that the proposed acquisition of the Company may divert management’s attention from ongoing business or delay or prevent the Company from undertaking business opportunities that may arise prior to the completion of the proposed acquisition of the Company or any other action the Company would otherwise take with respect to the operations of the Company; changes in the Company’s business during the period between announcement and closing of the proposed acquisition; any legal proceedings that may be instituted related to the proposed acquisition; and other important factors, any of which could cause the Company’s actual results to differ from those contained in the forward-looking statements. For a discussion of other risks and uncertainties, see the “Risk Factors” section, as well as discussions of potential risks, uncertainties and other important factors, in the Company’s most recent filings with the Securities and Exchange Commission and in other filings that the Company makes with the Securities and Exchange Commission in the future. In addition, the forward-looking statements included in this communication represent the Company’s views as of the date hereof and should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof. The Company anticipates that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so.

Exhibit No.	Description

99.1	Joint Press Release issued by the Company and Parent on June 17, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2025 (File No. 001-40489).

99.2	Email from Sekar Kathiresan, M.D., Chief Executive Officer of the Company, sent to the Company’s employees, dated June 17, 2025.

99.3	Postings by the Company, via LinkedIn and X on June 17, 2025.

99.4	Postings by Sekar Kathiresan, M.D., Chief Executive Officer of the Company, via LinkedIn and X on June 17, 2025.

99.5	Analyst/Investor Courtesy Letter, dated June 17, 2025.